EXECUTION VERSION

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”), dated as of October 1, 2021 (the “Closing Date”), is by and among Allstate Insurance Company, an insurance company organized under the laws of the State of Illinois (“Service Provider”), Allstate Life Insurance Company of New York, a New York domiciled life insurance company and Wilton Reassurance Company, an insurance company organized under the laws of the State of Minnesota (individually and collectively, “Purchaser”). Service Provider and Purchaser shall be referred to collectively in this Agreement as the “Parties.”

WHEREAS, following the consummation of the transactions contemplated by the Stock Purchase Agreement (the “Purchase Agreement”), dated as of March 29, 2021, entered into among Allstate Life Insurance Company, an Illinois domiciled life insurance company (“ALIC”), Allstate Financial Insurance Holdings Corporation, a Delaware corporation (“AFIHC”), Allstate Insurance Holdings, LLC, a Delaware limited liability company (“AIH” and together with ALIC and AFIHC, “Sellers”), Purchaser, and Service Provider (together with Sellers, the “Seller Parties”), Purchaser will acquire from Seller Parties the ALNY Shares and Intramerica Shares (as such terms are defined in the Purchase Agreement); and

WHEREAS, in connection with the Purchase Agreement, Service Provider and its Affiliates desire to provide certain transition services to Purchaser and the Company Business (as defined below), on the terms set forth herein.

NOW THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1    Purchase Agreement Definitions. All defined terms used, but not defined, in this Agreement shall have the meanings given such terms in the Purchase Agreement.

1.2  Other Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“Action” has the meaning set forth in the Purchase Agreement.

“Additional BD Extension” has the meaning set forth in Section 3.2.3.

“Additional Service” has the meaning set forth in Section 2.1.7.

“Affiliates” has the meaning set forth in the Purchase Agreement.

“Agreement” has the meaning set forth in the Preamble.

“ALIC Purchaser” means Antelope US Holdings Company, a Delaware corporation, together with each of its Affiliates.

“ALIC Transaction” means the transactions contemplated by that certain Stock Purchase Agreement, dated as of January 26, 2021, by and among Service Provider, AFIHC and ALIC Purchaser, including any transition services agreements or other ancillary agreements entered into in connection with such transactions.

“Applicable Law” has the meaning set forth in the Purchase Agreement.

“Baseline Period” means the twenty-four (24) month period immediately preceding the Closing Date.

“BD Services” has the meaning set forth in Section 3.2.3.

“Business Day” has the meaning set forth in the Purchase Agreement.

“Closing Date” has the meaning set forth in the Preamble.

“Company Business” means the business of the Companies after giving effect to the Pre-Sale Transactions, and including such business as may be merged with or into Purchaser or any of its Affiliates to the extent contemplated as of the Closing Date or otherwise arising in connection with the transactions contemplated by the Purchase Agreement. For the avoidance of doubt, the “Company Business” excludes the AB Business and any preexisting business of Purchaser prior to the Closing Date.

“Confidential Information” means all confidential or proprietary information and documentation of either Party made available to the other Party under this Agreement that is either (a) identified in writing as confidential, (b) which the receiving Party recognized or should reasonably have recognized at the time of disclosure as being of a confidential nature given its content or circumstances of disclosure, or (c) is personal information.

“Contract” has the meaning set forth in the Purchase Agreement.

“Conversion Date” means the date on which the Conversion Support Services have been completed.

“Conversion Services Schedule” has the meaning set forth in Section 2.2.1.

“Conversion Support Services” has the meaning set forth in Section 2.2.1.

“Current-State COVID Event” has the meaning set forth in Section 2.1.3(b).

“Dependency” in relation to a Service means any of the following events solely to the extent that such event delays, prevents or otherwise hinders the Service Provider’s ability to provide any Service: (a) any failure or breach by Purchaser or the Receiving Party of a Service to comply with its obligations under this Agreement to the extent material to Service Provider’s ability to provide any Service; (b) material defects in the completeness, accuracy and quality of applicable information provided by or on behalf of the Receiving Party of a Service; (c) changes in Applicable Law or any decree, request or order of any Governmental Entity issued, promulgated or adopted after the Closing Date; (d) any other dependencies mutually agreed to in writing by the Parties; and (e) any Force Majeure Event.

“Dispute” has the meaning set forth in Section 2.3.1.

“Excluded Services” has the meaning set forth in Section 2.1.6.

“Force Majeure Event” means any riot, war, public disturbance, fire, explosion, storm, flood, pandemic or epidemic (other than a Current-State COVID Event), act of God, act of terrorism, or for any other reason that is beyond the reasonable control of the Service Provider and that by the exercise of reasonable diligence the Service Provider is unable to prevent.

“Guest User” has the meaning set forth in Article IX.

“Host” has the meaning set forth in Article IX.

“Indemnifiable Losses” means any and all damages, losses, Liabilities, obligations, costs and expenses (including reasonable attorneys’ fees and expenses and other professional fees, disbursements and expenses).

“Initial Term” has the meaning set forth in Section 3.1.

“Intellectual Property” has the meaning set forth in the Purchase Agreement.

“Migration and Conversion” means the design, planning, preparation for and implementation of an orderly conversion and transition process of the Transition Services and the Company Business to Purchaser, including (i) data cleansing, extraction and migration, knowledge transfer, including reasonable access to personnel and facilities (subject to compliance with Section 2.10), and (ii) the separation and migration of the information technology systems, business records, data, and processes that were used in respect of the Company Business prior to the Closing, or otherwise generated through the Services during the Term prior to the completion of migration to the environment and systems specified by the Purchaser or its Affiliates.

“New York Court” has the meaning set forth in Section 11.6.1.

“Optional Extension Period” has the meaning set forth in Section 3.2.2.

“Parties” has the meaning set forth in the Preamble.

“Permits” has the meaning set forth in the Purchase Agreement.

“Person” has the meaning set forth in the Purchase Agreement.

“Personal Information” means, in connection with the Services or the Company Business, any (i) personally identifiable information or data (including medical, financial, and other personally identifiable information) concerning or relating to the Purchaser’s past, current or prospective applicants, customers, clients, employees, agents, suppliers, vendors, policy owners, contract holders, insureds, claimants, and beneficiaries of the Services, and their representatives, (ii) any such personally identifiable information or data that the Service Provider or its Representatives collect or derive from interactions with the Purchaser’s past, current or prospective applicants, customers, clients, employees, agents, suppliers, vendors, policy owners, contract holders, insureds, claimants, and beneficiaries of the Services, or (iii) an aggregation or a derivation thereof.

“Post-Conversion Services” has the meaning set forth in Section 3.3.

“Pre-Conversion Services” has the meaning set forth in Section 2.1.1(b).

“Pre-Closing Books and Records” has the meaning set forth in Section 5.1.

“Purchase Agreement” has the meaning set forth in the Recitals.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Indemnitee” has the meaning set forth in Section 6.1.

“Receiving Party” means Purchaser or an Affiliate of Purchaser designated by Purchaser to receive, such Service.

“Representative” has the meaning set forth in the Purchase Agreement.

“Required Extension Period” has the meaning set forth in Section 3.2.1.

“Sales and Service Taxes” has the meaning set forth in 4.1.2(a).

“Scheduled Transition Services” means the services set forth on Schedule 2.1.1(a).

“Security Breach” means any actual and material breach under Applicable Law with respect to any record or data containing Personal Information, and includes any incident involving the unauthorized access to or acquisition of Personal Information, whether it be encrypted or unencrypted, in electronic or paper form.

“Sellers” has the meaning set forth in the Recitals.

“Service Costs” shall mean the actual direct and indirect costs that are attributable to the applicable Pre-Conversion Service, including, without limitation, all: (i) compensation, benefits, and cost allocations associated with or payable to allocated personnel, (ii) third-party vendor costs and any allocation of third-party vendor costs (except as set forth in Section 3.2.4) and other out-of-pocket costs, and (iii) other non-personnel costs, overhead, or shared service cost allocations, unless otherwise set forth for a particular Service in Schedule 2.1.1(a). For the avoidance of doubt, (x) any cost allocations associated with or payable to allocated personnel who are not dedicated to the provision of Services on a full-time basis shall be allocated proportionally between Seller (or its Affiliates), Purchaser and ALIC Purchaser pro rata based on the percentage of such employee’s time spent providing Services to Purchaser; and (y) Service Costs will include shared service cost allocations and other overhead related charges allocated consistent with past practice during the most recently completed four fiscal quarters preceding the date hereof.

“Service Fees” means the fees payable by Purchaser to Service Provider (or vice versa) for the Pre-Conversion Services provided hereunder as set forth herein. Service Fees shall be structured as fixed fees equal to the Service Costs except as expressly set forth herein.

“Service Provider” has the meaning set forth in the Preamble.

“Service Provider Indemnitee” has the meaning set forth in Section 5.2.

“Service Provider Third Party Contracts” has the meaning set forth in Section 3.2.4.

“Service Standard” has the meaning set forth in Section 2.4.1.

“Services” has the meaning set forth in Section 2.1.1(b).

“SOC Report” has the meaning set forth in Section 5.5.2.

“Subcontractor” has the meaning set forth in Section 2.6.

“Systems” has the meaning set forth in ARTICLE IX.

“Term” has the meaning set forth in Section 3.2.2.

“Termination Date” has the meaning set forth in Section 3.2.4.

“Termination Notice” has the meaning set forth in Section 3.2.4.

“Third Party Claim” means any Action brought by any Person that is not a party to this Agreement or an Affiliate of a party to this Agreement.

“TSA Books and Records” has the meaning set forth in Section 5.2.1.

“Transaction Agreements” has the meaning set forth in the Purchase Agreement.

“Transferred Employee Services” means any services, or components of services, to the extent provided directly by Transferred Employees (as defined in the Purchase Agreement), or that Transferred Employees were primarily responsible for providing, to the Company Business during the Baseline Period.

“Transition Committee” has the meaning set forth in the Purchase Agreement.

“Transition Manager” has the meaning set forth in Section 2.7.

“Transition Services” means the Scheduled Transition Services, the Unscheduled Transition Services, and any other activities or tasks that are not specifically described on the Transition Services Schedule, but which are required for or are a necessary or inherent part of the proper performance or delivery of such services.

“Unauthorized Access” has the meaning set forth in Section 8.2.

“Unscheduled Transition Services” means all services, or components of services, provided by Service Provider or its Affiliates (or former Affiliates) or their subcontractors to the Company Business during the Baseline Period, other than the Transferred Employee Services and the Excluded Services.

“Work Product” has the meaning set forth in Section 2.9.1.

ARTICLE II

PROVIDED SERVICES

2.1      Services.

2.1.1    Services.

(a)       Service Provider, directly or through its authorized Subcontractors, shall provide or cause to be provided to Purchaser and its Affiliates all Transition Services from and after the Closing Date. All Scheduled Transition Services shall be so provided for the duration of the applicable Transition Service Term set forth for each such Scheduled Transition Service in Schedule 2.1.1(a). The duration for all Unscheduled Transition Services shall be determined in accordance with Section 2.1.8. Purchaser acknowledges and agrees that all Transition Services shall be provided solely with respect to the Company Business and not to any other businesses of Purchaser or its Affiliates. Purchaser shall pay, or cause to be paid, the Service Fees as described in Sections 4.1 and 4.2 to Service Provider for providing the Transition Services, or causing such Transition Services to be provided.

(b)      The Transition Services, Conversion Support Services (together, the “Pre-Conversion Services”) and Post-Conversion Services are hereinafter referred to as the “Services,” Schedule 2.1.1(a) is herein referred to as the “Transition Services Schedule,” and the applicable duration for which each Service is to be provided, including as set forth in the Transition Services Schedule, is referred to as the applicable “Transition Service Term”. The Transition Services Schedule sets forth, for each Scheduled Transition Service, a description of the service to be provided, and the Transition Service Term. The Purchaser, in its sole discretion, may designate any Affiliate to receive a Service as a Receiving Party and, upon written notice to the Service Provider, make any changes to the Affiliate so designated to receive a Service; provided that any additional cost to the Service Provider caused by such change shall be borne by the Receiving Party. The Service Provider shall provide or cause to be provided each of the Pre-Conversion Services for which it is responsible through the expiration of the Term, except (i) as automatically modified by earlier termination of a Service in accordance with this Agreement or (ii) as otherwise agreed to by the Parties in writing.

2.1.2    Direction of Employees.

The Service Provider shall be solely responsible for all salary, employment, payroll and other benefits of and liabilities owed to, and compliance with immigration and visa laws and requirements and all other Applicable Law, each in respect of its personnel assigned to perform the Services. In performing their respective duties hereunder, all personnel engaged in providing

Services shall be under the direction, control and supervision of the Service Provider; and the Service Provider shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such personnel. The employees of the Service Provider engaged in providing Services to the Receiving Party shall not, by virtue thereof, become employees of the Receiving Party.

2.1.3    Cooperation; Dependencies; Service Failures and Delays.

(a)      The Service Provider and the Receiving Party of a Service shall (a) reasonably cooperate with the other Party with respect to the provision and receipt of the Services and (b) use its reasonable best efforts to enable the Service Provider to provide such Service in accordance with this Agreement. The Receiving Party shall provide the Service Provider with (A) reasonable access to its facilities as is reasonably necessary for the Service Provider to perform the Services, (B) all information and documentation to the extent reasonably necessary for the Service Provider to perform the Services, and (C) reasonable access to resources (including personnel) and timely decisions in order that the Service Provider may perform its obligations with respect to any Services hereunder, provided, in each case, that the Service Provider shall utilize such access, information, and documentation solely in connection with its provision of the Services.

(b)      If the existence or occurrence of a Dependency adversely affects the provision of any Service, then, subject to Section 2.1.4, the Service Provider shall be relieved of its obligation to provide such affected Service, but only (i) if Service Provider promptly notifies the Receiving Party of such adverse effect, (ii) for that part of the Service prevented or materially hindered by the Dependency, (iii) for the duration of that adverse effect, (iv) to the extent that the Service Provider uses commercially reasonable efforts to mitigate the adverse effect, and (v) to the extent that the Dependency is not caused by a failure of a Receiving Party to comply with its obligations under this Agreement, including to cooperate with the Service Provider pursuant to Section 2.1.3(a), and is not caused by defects in the completeness, accuracy and quality of applicable information provided by or on behalf of a Receiving Party of a Service. Following the cessation of the adverse effect of the Dependency, the Service Provider shall promptly resume providing that part of the Service that was adversely affected by the Dependency. The Parties acknowledge and agree that a COVID-19 pandemic and business disruptions related thereto or resulting from responses thereto (including actions or orders by Governmental Entities and any related non-performance or delay in performance of any third-party vendor, service provider, or Subcontractor upon which a Party relies) (such pandemic or disruptions, or any other pandemic or epidemic that results in less severe or disruptive or substantially the same disruptions or effects, including with respect to governmental and public health measures or requirements or recommendations, as has occurred with respect to such current pandemic prior to and as of the Closing Date, a “Current-State COVID Event”) is and has been occurring as of the Closing Date. The Parties further acknowledge and agree that no Current-State COVID Event, nor any recurrence of a Current-State COVID Event that results in effects or business disruptions that are less severe or disruptive or substantially the same as those effects and disruptions experienced with respect to the Services or the operation of the Company Business prior to and as of the Closing Date, shall be considered to be a Force Majeure Event or otherwise relieve any performance obligations or excuse any failure or delay in performance by a Service Provider under this Agreement.

(c)      If the Service Provider is delayed or prevented from providing, or causing to be provided, any Service, or any Service is adversely affected, for any reason other than a Dependency (which shall be governed by Section 2.1.3(b) and, to the extent applicable, Section 2.1.4), including because of any delay or failure related to the ALIC Transaction (including any services provided to ALIC Purchaser or the conversion, migration, or cutover of such services or the ALIC Purchaser business transferred under the ALIC Transaction) or due to a Current-State COVID Event, without limiting Purchaser’s other rights or remedies under this Agreement, Service Provider shall (i) promptly notify the Receiving Party, (ii) use commercially reasonable efforts to mitigate such delay, failure, or the adverse effect, and (iii) promptly resume providing the Service that was delayed, prevented, or adversely affected.

2.1.4    Permits; Force Majeure Events. Service Provider represents, warrants, and covenants that, as of the date hereof and during the Term, it and any of its Affiliates through which Service Provider intends to provide a Service has and will have (and will obtain and keep in force) all Permits necessary to provide such Services. Service Provider shall be responsible for obtaining and keeping in force all Permits necessary to provide the Services in the manner required by this Agreement and shall bear any associated costs. Notwithstanding anything in this Agreement to the contrary but without limitation of the foregoing, the Service Provider shall not be obligated to provide any Service if the provision of such Service would violate any Applicable Law. If the Service Provider is prevented from providing, or causing to be provided, any Service by reason because providing such Service or causing it to be provided would violate Applicable Law or because of a Force Majeure Event, such Service Provider shall (i) promptly notify the Receiving Party, and (ii) use commercially reasonable efforts to obtain any additional Permits necessary to provide the Services or, if such Permits cannot be obtained or if such prevention is due to a Force Majeure Event, provide alternative equivalent services (in the case of a Force Majeure Event, until such Force Majeure Event ends and the Services resume); provided, that, (x) subject to the following clauses (y) and (z), any additional costs associated with such additional Permits or such alternative shall be borne (A) one hundred (100%) by the Service Provider if the Applicable Law (or any change thereto) or Force Majeure Event applies to the Service Provider’s own businesses as well as the Company Business, and (B) 50% by the Service Provider and 50% by the Receiving Party if the Applicable Law or Force Majeure Event does not impact the Service Provider’s own business but impacts the Company Business or the Services, or materially disproportionally impacts the Company Business or the Services as compared to Service Provider’s own business, provided, further, if any such costs apply to any such Permit or such alternative procured in connection with providing both the Services and any transition or other services provided by Service Provider or its Affiliates to ALIC Purchaser, the fifty (50%) portion allocable to the Receiving Party shall be allocated proportionally between Purchaser and ALIC Purchaser pro rata based on the percentage of the Receiving Party and ALIC Purchaser’s respective anticipated benefit from such Permit or use of such alternative; (y) any additional incremental costs associated with obtaining such additional Permits or providing such alternative that arise from a request by the Receiving Party to change the manner in which Service Provider provides a Service will be borne one hundred percent (100%) by Purchaser, and (z) any additional incremental costs associated with obtaining such additional Permits or providing such alternative that (A) arise from a change to the manner in which Service Provider provides a Service that was elected by Service Provider, or (B) arise from a change in the manner in which Service Provider provides a Service due to any finding of a breach of the representation in Section 3.11(f) of the Purchase Agreement, solely to the extent Service Provider would be obligated to indemnify Purchaser for such breach under Article VII of the Purchase Agreement, taking into account the limitations applicable to such obligation set forth in such Article VII of the Purchase Agreement, will be borne one hundred percent (100%) by Service Provider. Notwithstanding anything else contained in this Agreement, the failure of the Service Provider or its Affiliates to obtain such necessary Permits shall not diminish the Service Provider’s obligations to meet the Service Standards.

2.1.5    Changes in Manner, Location or Personnel Providing Services.

(a)    Subject to Sections 2.1.4 and 2.4.1, the Service Provider reserves the right to make any (i) changes to the manner in which the Services are provided (e.g., Software changes or upgrades) solely to the extent the Service Provider provides the Receiving Party with as much reasonable prior notice reasonably practicable (but no less than thirty (30) days for material changes that have a cognizable effect on the conduct of the Company Business) and provides the Receiving Party an opportunity, e.g., through the Transition Committee, to discuss and raise any concerns with such proposed change, (ii) non-material changes to the location from which the Services are provided (provided, that any change of location to a different country shall be deemed to be a material change), or (iii) changes to the personnel involved in the provision of the Services, provided, however, that (A) any such changes shall be at the Service Provider’s expense and no additional fees shall be payable by the Receiving Party therefor, and (B) such Services shall still be performed in compliance with the terms of this Agreement, including Section 2.4.1, and without causing material disruption to the provision of the Services or the Company Business.

(b)     The Receiving Party of a Service may request in writing any change to a Service (but the Service Provider shall have no obligation to agree to provide such requested change if it would impose a material burden on the Service Provider). The Service Provider shall have fifteen (15) calendar days from the date of the receipt of the request to provide a written proposal. The Parties shall act in good faith regarding change requests and shall not unreasonably cause any delay in relation to them. If the Parties do not agree on a proposal or a written variation thereof within the thirty (30) calendar day period following a written request from Receiving Party, then the dispute will be referred to the Transition Managers for resolution.

2.1.6   Excluded Services. Notwithstanding anything in this Agreement to the contrary, the Services hereunder shall in no event include any of the services listed in Schedule 2.1.6 hereto (the “Excluded Services”).

2.1.7   Request for New Services. Subject to Section 2.1.6, for any requests for services that fall outside of the scope of Services, the Service Provider will consider all such requests in good faith and will respond to the Receiving Party within fifteen (15) calendar days after receipt of a request for such services from the Receiving Party. Except for new services related to the merger or other reorganization of a Receiving Party or the Company Business with Purchaser and its Affiliates contemplated as of the Closing Date or otherwise arising in connection with the transactions contemplated by the Purchase Agreement, which Service Provider shall agree to provide on reasonable mutually agreed-upon terms, Service Provider shall have no obligation to agree to provide any other such requested new services. Any such additional service that the Service Provider has agreed to provide (each such service, an “Additional Service”) will be considered to be part of the Services provided by such Service Provider, subject to all terms and conditions, and additional Service Fees, that are agreed between the Parties, provided, that any

Service Fees for any such Additional Services shall be negotiated in good faith by the Parties at the time of such addition. Subject to the foregoing proviso, any associated amendments hereto and terms relating to such Additional Service will be mutually agreed by the Parties.

2.1.8    Unscheduled Transition Services. The Parties each have used commercially reasonable efforts to identify and describe the Services. The Parties represent and warrant that, to the knowledge of each Party, Schedule 2.1.1(a) includes all services provided by Service Provider or its Affiliates to the Company Business during the Baseline Period (other than the Transferred Employee Services and the Excluded Services) and that, to the knowledge of each Party, there are no Unscheduled Transition Services as of the Closing Date. However, the Parties acknowledge and agree that there may be Unscheduled Transition Services which are not identified on Schedule 2.1.1(a). At any time during the Term (prior to Purchaser providing notice to Service Provider in accordance with Section 3.2.4 that Purchaser intends to terminate all Transition Services early with no Transition Services remaining in effect following such termination), if either Party identifies an Unscheduled Transition Service, such Party shall provide written notice to the other Party setting forth in reasonable detail a description of the Unscheduled Transition Service(s), the proposed start date or dates and the proposed termination date or dates. The Parties agree to cooperate and negotiate in good faith using reasonable efforts to add such Unscheduled Transition Service to the Transition Services Schedule such that such Service shall be a Scheduled Transition Service, provided, that such agreement by Service Provider shall not be unreasonably withheld, delayed, or conditioned with respect to the addition of any Unscheduled Transition Service or any terms related thereto to the Transition Services Schedule. For the avoidance of doubt, all Unscheduled Transition Services shall be Services in all respects in accordance with the terms of this Agreement whether or not added to the Transition Services Schedule in accordance with the foregoing process, provided that, subject to the proviso in the foregoing sentence, Service Provider shall have no obligation to provide an Unscheduled Transition Service until the Parties have complied with the provisions of this Section 2.1.8 have been complied. Any Unscheduled Transition Service that is added to the Transition Services Schedule shall constitute an amendment to this Agreement which shall be signed by the Parties and shall thereafter be considered a Scheduled Transition Service. Unless otherwise agreed by the Parties, (i) the term for any Unscheduled Transition Services (including any such Services that are later added to the Transition Services Schedule as Scheduled Transition Services) shall be the Termination Date of the last Termination Date of any other Service, and (ii) the Service Fee shall not increase in connection with the identification of any Unscheduled Transition Service.

2.2      Conversion Support Services.

2.2.1    Conversion Support. During the Term, the Service Provider will work in good faith and use commercially reasonable efforts to provide assistance to the Receiving Party, as may be reasonably requested, in the Migration and Conversion, based on a conversion plan (the “Separation and Migration Plan”) to be developed by the Receiving Party (with the Receiving Party providing the Service Provider with the opportunity to provide timely and reasonable feedback and input during such development, which shall be considered in good faith by the Receiving Party) and consented to by the Service Provider (such consent not to be unreasonably withheld, conditioned or delayed) on or before mutually-agreed projected or target administrative transfer dates therefor (together referred to as the “Conversion Support Services”). The assistance and services which Receiving Party initially expects will be needed from Service Provider in order to effect the transition and conversion of the Company Business to Purchaser or its designees are described in Schedule 2.2.1 (the “Conversion Services Schedule”), and such Conversion Services Schedule shall be updated from time-to-time by the Transition Committee based upon further meetings by the Parties regarding the Conversion Support Services, in order to effect the intent of this Section 2.2.1. In connection with the provision of the Conversion Support Services and the Separation and Migration Plan, the Parties will cooperate in good faith to produce and complete agreed-upon documentation in accordance with a mutually agreed upon timeline documenting material agreed upon conversion and transition workplans and process management steps expected to be implemented and will monitor and manage such processes cooperatively in good faith.

2.2.2    Provision of Information. To the extent necessary for administration or transfer of the Company Business or the Services, and to the extent not already provided in connection with the Purchase Agreement, the Service Provider shall, during a commercially reasonable period and on a basis to be mutually agreed by the Parties, furnish the Receiving Party with true, correct and complete copies of its application forms, policy and rider forms (with state-by-state variations thereof), premium and non-forfeiture valuation manuals, reserve tables, actuarial memoranda, and any other forms, tables or information or ceded reinsurance agreements with respect to the Insurance Contracts that are required for proper administration of the Company Business (including valuation and regulatory compliance) with respect to the Insurance Contracts and any ceded reinsurance related thereto.

2.2.3      Access to Software and Systems. To the extent permitted by Applicable Law and subject to Section 2.7 and Section 2.10, with respect to any applicable licensing or contractual restrictions, during the Term and to the extent reasonably necessary in connection with the Services, Service Provider shall, and shall cause its applicable Affiliates and Subcontractors to, provide Receiving Party and Receiving Party’s service providers or designees with access to the Systems of Service Provider.

2.3     Dispute Resolution.

2.3.1     Amicable Resolution. The Parties mutually desire that friendly collaboration will continue between them during the Term. Accordingly, they will try to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement, including any amendments hereto. In furtherance thereof, in the event of any dispute or disagreement (a “Dispute”) between the Parties in connection with this Agreement (including the standard of performance, delay of performance or non-performance of obligations, or payment or non-payment of Service Fees hereunder), then the Transition Managers shall use commercially reasonable efforts and work together in good faith to resolve the Dispute amicably. If the Transition Managers are unable to resolve a Dispute within thirty (30) Business Days, then either Transition Manager, by written request to the other, may request that such Dispute be referred for resolution to the president (or similar position) of the division implicated by the matter for Service Provider and Purchaser, which presidents will have thirty (30) Business Days to resolve such Dispute. If the presidents of the relevant divisions for each Party do not agree to a resolution of such Dispute within thirty (30) Business Days after the reference of the matter to them, or if the Dispute is not otherwise resolved as set forth in this Section 2.3.1, either Party involved in the Dispute may bring an action regarding such Dispute as set forth in Section 11.6. Notwithstanding anything to the contrary in this Section 2.3.1, any amendment to the terms of this Agreement may only be effected in accordance with Section 11.7.2. The thirty (30) Business Day timelines in this Section 2.3.1 will be reduced to fifteen (15) Business Days where either Party reasonably believes that exigent circumstances exist.

2.3.2    Non-Exclusive Remedy. Nothing in this Section 2.3 will prevent either Party from immediately seeking injunctive or interim relief (a) in the event of any actual or threatened breach of any of the provisions of ARTICLE VIII, (b) in the event that the Dispute relates to, or involves a claim of, actual or threatened infringement or violation of intellectual property or (c) to the extent necessary for either Party to preserve any right. All such actions for injunctive or interim relief shall be brought in a court of competent jurisdiction in accordance with Section 11.6. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement, and further remedies may be pursued in accordance with Section 2.3.1.

2.3.3    Commencement of Dispute Resolution Procedure. Notwithstanding anything to the contrary in this Agreement, each Party, but none of their respective Affiliates, is entitled to commence a dispute resolution procedure under this Agreement pursuant to this Section 2.3, and each Party will cause its respective Affiliates not to commence any dispute resolution procedure in connection with this Agreement other than through such Party as provided in this Section 2.3.3.

2.3.4   Compensation. During the pendency of any Dispute, the Receiving Party shall continue to make all payments due and owing under ARTICLE IV for Services, and the Service Provider shall continue to perform all Services; provided that either Party may recoup any payments or losses incurred during the pendency of a Dispute based on the resolution of such Dispute; provided that either Party may recoup any payments or losses incurred during the pendency of a Dispute based on the resolution of such Dispute.

2.4      Standard of Services.

2.4.1    General Standard. The Service Provider shall perform each Service for which it is responsible, or shall cause each such Service to be performed, for the Receiving Party in good faith and in a manner and at a level that is materially consistent with or greater than each of the following standards: (i) to the extent that any equivalent services have been provided to the Company Business, as applicable, during the Baseline Period, with at least the level of care, resources, quality (including with respect to personnel acting in a professional manner and with the skill necessary for the relevant function), timeliness, priority, and diligence (collectively, “Level of Care”) which the Service Provider or its Affiliates (or former Affiliates) has provided or applied, or caused to be provided or applied, with respect to such Service during the Baseline Period, provided that to the extent the Level of Care has been adversely affected by restrictions or modifications put in place due to the Current-State COVID Event and governmental and public health measures adopted in response thereto, then the Service Provider shall resume performing to the pre-Current-State COVID Event service standards as promptly as reasonably feasible after any public health measures permit the same to occur (except to the extent set forth on Schedule 2.4.1, which Schedule describes any applicable service standards that have been permanently revised in light of the Current-State COVID Event and governmental and public health measures adopted in response thereto), (ii) in a good faith and workmanlike manner, (iii) in all material respects, the Level of Care with which the Service Provider provides similar services to its own or its Affiliates’

operations or to any third party, and (iv) in accordance with the terms of this Agreement and Applicable Law (clauses (i) through (iv), collectively, the “Service Standard”). The Receiving Party understands and agrees that the Service Provider is not in the business of providing Transition Services to third parties, and under no circumstances shall the Service Provider be held accountable to a higher standard of care than that set forth herein. Except as set forth in this Section 2.4.1, notwithstanding any other provision herein, none of the Parties or their Affiliates shall be required to provide Services at service levels or standards, including the Level of Care, that are more demanding than provided to the Company Business during the Baseline Period.

2.4.2    Business Continuity, Disaster Recovery and Cybersecurity Program.

(a)      For the duration of the Term, the Service Provider shall, and shall cause its relevant Affiliates to, maintain backup, business continuation, disaster recovery and cybersecurity with respect to the Services plans materially consistent with the Service Standard. In addition to compliance with such plans, in its performance of Services, the Service Provider will use commercially reasonable efforts to take such other actions as are necessary to maintain conformance with all Applicable Law.

(b)      The Service Provider shall reasonably promptly (allowing a reasonable time for the Receiving Party to comply with notice and reporting requirements under Applicable Law) notify the Receiving party of (A) any actual breach of the plans referenced in Section 2.4.2(a), or (B) any suspected breach of such plans which the Service Provider reasonably concludes may lead to harm to the Receiving Party or (C) any Cybersecurity Event (as defined in 23 NYCRR 500.01(d)).

(c)      The Service Provider shall provide, within a reasonable time after the Receiving Party’s request, a disaster recovery plan, including business continuity, reasonably satisfactory to the Receiving Party, showing the Service Provider’s backup procedures and its ability to safeguard the work product and continue to provide the Services in the event of a disaster.

(d)      In the event the Service Provider becomes aware of a Security Breach, the Service Provider shall (at its own expense to the extent such Security Breach is not, subject to Section 7.3, caused by an act or omission of the Purchaser or any of its Representatives) (i) investigate such Security Breach, (ii) cooperate with the Purchaser to develop a commercially reasonable remediation plan to address the Security Breach and prevent any further incidents, (iii) remediate the effects of such Security Breach in accordance with such remediation plan, (iv) cooperate with the Purchaser in connection with any law enforcement or regulatory investigations of such Security Breach and (v) to the extent such Security Breach is not, subject to Section 7.3, caused by an act or omission of the Purchaser or any of its Representatives, reimburse the Purchaser for the reasonable out-of-pocket costs incurred by the Purchaser to provide data breach notifications, including the provision of credit monitoring and identity repair services as may be required or appropriate and response to feedback and questions from those notified of the Security Breach. To the extent the Security Breach is caused by an act or omission of the Purchaser or any of its Representatives, then Service Provider shall take the foregoing actions, provided, that the Purchaser shall reimburse the Service Provider for the reasonable costs expended by the Service Provider in taking such actions as a result of such Security Breach.

2.5    No Agency. Each Party acknowledges that it has entered into this Agreement for independent business reasons. The relationship of the Parties hereunder is that of independent contractors, and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship. Neither Party shall have any power or authority to negotiate or conclude any agreement, or to make any representation or to give any understanding on behalf of the other in any way whatsoever.

2.6    Subcontracting. The Service Provider may subcontract for the performance of any Service to: (a) any Person if the service to be subcontracted is primarily a routine task or function generally considered ancillary to the Services that does not require the Service Provider to interact with any customer or have access to any Personal Information owned or held by the Receiving Party or its customers or Confidential Information of the Receiving Party, so long as the subcontracting of such service would not reasonably be expected to result in a material degradation in the Services or the Migration and Conversion; (b) an Affiliate of the Service Provider; (c) an existing sub-contractor that was providing such service to the Service Provider or the Receiving Party immediately before the Closing Date; or (d) any other Person with the prior written consent of the Receiving Party, such consent not to be unreasonably withheld, conditioned or delayed (any such Person, a “Subcontractor”); provided that no such subcontracting shall relieve the Service Provider from any of its obligations or liabilities hereunder, and the Service Provider shall remain responsible for all obligations or liabilities of such Subcontractor with respect to the provision of such service or services as if provided by the Service Provider.

2.7   Consents. Notwithstanding any provision of this Agreement to the contrary, if the provision of any Service as contemplated by this Agreement requires the consent, license or approval of any third party that has not been obtained prior to the date hereof, the Service Provider shall continue to use commercially reasonable efforts to obtain such consent, license, or approval as promptly as possible after the Closing Date. The costs and expenses of obtaining such third party consents, licenses or approvals necessary for the provision and receipt of the Services, including any payments that are required to any third party, shall be borne solely by the Service Provider. If the Service Provider reasonably believes that it is unable to provide such Service because of a failure to obtain necessary consents, licenses, sublicenses or approvals, the Parties shall cooperate to determine the best alternative approach, provided, that any additional incremental costs associated with providing any such alternative shall be borne solely by the Service Provider; provided, further, that under no circumstances shall the performance of such Service require the Service Provider or any of its directors (or persons in similar positions), officers, employees or agents to violate any Applicable Laws or breach any contract or other agreement.

2.8   Transition Management. Each Party has appointed a transition manager (each, a “Transition Manager”), as identified in Schedule 2.8 as of the Closing Date. The Transition Managers shall have the authority to represent the position of their respective Parties and to make operational decisions regarding the Parties’ performance of this Agreement. Each Transition Manager shall appoint or designate in a writing directed to the other Transition Manager, a person or persons to act in his or her stead on day-to-day matters within various functional areas when the Transition Manager is unavailable. Subject to the right to delegate duties to others, the Transition Managers shall serve as the primary contact point for the respective principals with respect to the obligations of the Parties under this Agreement. Without limitation of the obligations of the

Transition Committee as set forth in Section 5.24 of the Purchase Agreement, each Transition Manager’s responsibilities shall include: (a) conducting reviews of compliance with the Service Standards; (b) assuring compliance with this Agreement, including the schedules; (c) mitigating and resolving technical and business issues; (d) managing the service migration process; and (e) participating in the Dispute resolution process under Section 2.3. A Party may designate a replacement for its Transition Manager by written notice to the other Party. Each Transition Manager, and any successor, shall have an educational background, experience, skills and other qualifications necessary to perform his or her assigned duties. Nothing in this Agreement shall be deemed to authorize either Transition Manager to amend this Agreement in any way. Each Party shall bear its own costs associated with the Transition Managers’ actions.

2.9     Ownership of Intellectual Property; License.

2.9.1   Work Product. Service Provider acknowledges and agrees that Purchaser shall own all right, title, and interest in and to all deliverables and work product authored, created, conceived, developed, or reduced to practice by or on behalf of Service Provider solely for a Receiving Party in connection with this Agreement and that is delivered to a Receiving Party hereunder (whether done solely by a Service Provider or jointly by a Service Provider with others, and including by any Subcontractor or other Person providing Services), including any Intellectual Property rights in and to any of the foregoing (collectively, “Work Product”). Service Provider shall, and shall cause its Affiliates and Subcontractors to assign, and hereby assigns to Purchaser all of its right, title, and interest in and to all Work Product.

2.9.2   No Other Rights. Except as set forth in Section 2.9.1, any Intellectual Property owned by a Party or its Affiliates and used after the date hereof in connection with the provision or receipt of the Services, as applicable, shall remain the property of such Party or its Affiliates. Other than as set forth in Section 2.9.1 and with respect to the licenses granted to a Party and its Affiliates pursuant to Section 2.9.2, neither Party nor its Affiliates shall have any right, title or interest in the Intellectual Property owned by the other party or its Affiliates.

2.9.3   IP Licenses. Each Party grants, and shall cause its Affiliates to grant, to the other Party and its Affiliates a limited, royalty-free, non-exclusive, non-transferable license, solely during the term of this Agreement, to use the Intellectual Property owned by such Party or its Affiliates solely to the extent necessary for the other Party and its Affiliates to provide or receive the Services, as applicable. To the extent that Service Provider includes any Intellectual Property owned by such Service Provider or any of its Affiliates in any Work Product or other deliverables or materials delivered to a Receiving Party, such Service Provider grants, and shall cause its Affiliates to grant, to each Receiving Party and its Affiliates a limited, royalty-free, non-exclusive, transferable, sublicensable, perpetual license to use such Intellectual Property solely to the extent necessary for Receiving Parties and their Affiliates to use or otherwise exploit such Work Product or deliverables or materials in connection with the Company Business.

2.10    Certain Obligations of the Parties.

2.10.1   Policies and Procedures. Each Party shall adhere, and shall cause its Representatives to adhere, in all material respects, to all applicable policies and procedures (including cybersecurity and data security policies or requirements) of the other Party and its

Affiliates that are provided to such Party prior to the Closing Date, provided, that, solely, in the case of the Receiving Parties’ obligations to so adhere, to the extent that adhering to such policies and procedures would require any Receiving Party to bear any additional costs or expenses or would materially impact the provision of the Services or operation of the Company Business, the Parties shall discuss and implement reasonable measures to avoid such cost or impact, and provided, further that for access to Service Provider’s Systems, all applicable policies and procedures relating to IT security that are provided in advance and generally applicable to third parties with a similar level of access as the Receiving Party must be complied with by the Receiving Party’s users. Each Party has made available to the other Party the policies and procedures necessary for the provision or receipt of the Services in effect as of the Closing Date. To the extent an applicable policy or procedure is identified and provided to the other Party after the Closing Date, the Parties shall adhere, and cause its Representatives to adhere, in all material respects to all such reasonable policies or procedures as soon as reasonably practicable, solely, in the case of the Receiving Parties’ obligations to so adhere, to the extent that adhering to such policies and procedures would require any Receiving Party to bear any additional costs or expenses or would materially impact the provision of the Services or operation of the Company Business, the Parties shall discuss and implement reasonable measures to avoid such cost or impact, and provided further that for access to Service Provider’s Systems, all applicable policies and procedures relating to IT security that are provided in advance generally applicable third parties with a similar level of access as the Receiving Party must be complied with by the Receiving Party’s users. Each Party shall promptly notify the other Party if any Representative of such other Party is not in material compliance with all security and access policies and procedures (including cybersecurity and data security policies and requirements) that are identified and provided in writing to the other Party prior to such date (after such reasonably practicable period after such provision for such Representatives to adhere to such policies and procedures). Following the receipt of such notice, if the underlying issue remains uncured by the Party receiving the notice and its Representative after three (3) Business Days, the notifying Party may suspend such Representative’s access, ingress or egress to such IT systems solely to the extent such access, ingress or egress relate to the IT system or activity from which the applicable noncompliance arises until the receiving Party can demonstrate to the notifying Party’s reasonable satisfaction that the causes underlying such noncompliance have been cured or reasonable steps have been taken to prevent the reoccurrence of such noncompliance, upon which time such access, ingress or egress shall be reinstated, provided, that no pre-suspension cure period shall be required to the extent the unauthorized activity would be reasonably expected to result in imminent and material harm to the applicable IT systems, in which case the Party granting access to such IT systems may immediately suspend such Representative’s access to such IT systems until the foregoing post-suspension steps have been taken to such granting Party’s reasonable satisfaction.

2.10.2  Responsibility of Parties. Each of the Service Provider and the Receiving Party is and shall remain solely responsible for the content, accuracy and adequacy of all data that the Service Provider or the Receiving Party or their respective Representatives, as applicable, transmit or have transmitted to the other Party for processing or use in connection with the performance of the Services.

2.10.3  Compliance. Each Party shall comply, and shall cause its Representatives to comply, with all Applicable Laws in connection with their respective obligations under this Agreement, including the provision, receipt and use of the Services, and comply with all licenses and uses restrictions in any Service Provider third party contracts, of which the obligated Party has been provided in advance related to the Services, solely, in the case of the Receiving Parties’ obligations to so comply, to the extent that complying with such policies and procedures does not require any Receiving Party to bear any additional costs or expenses and does not materially impact the provision of the Services or operation of the Company Business.

ARTICLE III

TERM AND TRANSITION ASSISTANCE

3.1    Term.   The initial term of this Agreement and of each Pre-Conversion Service provided hereunder (as applicable, the “Initial Term”) shall commence as of the date hereof and, subject to the earlier expiration with respect to any Pre-Conversion Service, shall continue until the earliest of the following dates:

3.1.1   eighteen (18) months from the Closing Date or, if earlier, the date on which the last of the Transition Services under this Agreement is terminated or expires pursuant to Section 2.1.1;

3.1.2    the date on which a termination by Purchaser occurs pursuant to Section 3.2.4 or Section 7.1.3; or

3.1.3    the date on which this Agreement is terminated by mutual agreement of the Parties.

3.2      Extension and Termination.

3.2.1    Required Extensions. If Purchaser reasonably determines that it is delayed from completing or not able to complete, by the end of the Initial Term or, if applicable, an Optional Extension Period (as defined below) or, as applicable, an Additional BD Extension (as defined below), the Migration and Conversion of one or more Pre-Conversion Services as a result of (i) Service Provider’s or any of its Affiliates’ or Subcontractors’ material breach of or material failure to perform any of its covenants or agreements under this Agreement or the Separation and Migration Plan, (ii) the ALIC Transaction, including any services provided to ALIC Purchaser or the conversion, migration, or cutover of such services or the ALIC Purchaser business transferred under the ALIC Transaction or any acts of ALIC Purchaser or breaches of ALIC Purchaser of its agreement with Service Provider related to the ALIC Transaction (each of clauses (i) and (ii), a “Provider-Caused Delay”), (iii) requirement of Applicable Law, (iv) any act, omission, mandate, restriction, or recommendation of a Governmental Entity, or (v) the Current-State COVID Event or any other similar event that is of a similar or more material nature or that results in similar or more material disruptions or effects (each of clauses (iii), (iv) and (v) a “Fault-Free Delay”), then, without limitation of Section 3.2.2, Purchaser may extend the period of performance of such Service(s) for the period of such delay or inability (e.g., an extension of up to thirty (30) days where the period of such delay or inability is thirty (30) days) (such period, a “Required Extension Period”); provided, that the Receiving Party shall pay Service Fees for all such Services during such Required Extension Period at a cost equal to the applicable Service Fees [                            ]. Purchaser shall provide written notice to Service Provider as promptly as reasonably practicable after Purchaser becomes aware of any such delay or inability. In the event any Required Extension Period comes into effect, the commencement of any not yet commenced Optional Extension Period for such Service shall be delayed, and the term of the Initial Term or, if applicable, the Optional Extension Period for such Service shall be tolled, during the period of time of the applicable delay or inability until the cessation of such delay or inability, as applicable. Notwithstanding anything to the contrary herein, Purchaser shall have no obligation to pay Service Fees for any Services that are not delivered during any such period of delay or inability. Service Provider shall reimburse Purchaser’s or any Service Recipient’s or its or their Affiliate’s out-of-pocket costs and expenses to the extent incurred in connection with any delay in completion of, or inability to complete, the Migration and Conversion of one or more Pre-Conversion Services to the extent resulting from any Purchaser-Caused Delay.

3.2.2   Optional Extensions. If Purchaser is not able by the end of the Initial Term to complete the Migration and Conversion of one or more Pre-Conversion Services that it receives, or otherwise upon Purchaser’s election, then, upon written notice provided to the Service Provider at least ninety (90) days prior to the end of the Initial Term, Purchaser shall have the right to request and cause the Service Provider to provide such Service(s) for one or more periods not to exceed a total of ninety (90) days, and the term of this Agreement to be extended accordingly (the “Optional Extension Period” and together with the Initial Term, any applicable Additional BD Extensions, and any Required Extensions, the “Term”); provided, that the Receiving Party shall pay Service Fees for all such Services during such Optional Extension Period at a cost equal to the applicable Service Fees [                            ]; provided, that the foregoing Service Fee increase shall not apply if a Service Provider’s or any of its Affiliates’ non-compliance with the terms of this Agreement caused, in whole or in part, Purchaser’s extension of the term of the Pre-Conversion Services. If Purchaser is not able by the end of any such Optional Extension Period to complete the Migration and Conversion of one or more Pre-Conversion Services, the Parties shall negotiate in good faith any additional extension periods, including any applicable fee escalation.

3.2.3   Additional BD Extensions. Upon Purchaser’s election, upon written notice to the Service Provider at least thirty (30) days prior to the end of the Initial Term (or, if applicable, any Optional Extension Period then in-effect), Purchaser shall have the right to request and cause the Service Provider to provide the Supervision-Based BD Services (as defined in the Transition Services Schedule) and any other Services solely to the extent relating to the administration of policies subject to or relating to the Supervision-Based BD Services (collectively, with the Supervision-Based BD Services, the “BD Services”) for one or more periods not to exceed a total of twelve (12) months (the “Additional BD Extension”), and the term of this Agreement to be extended accordingly, provided, that the Receiving Party shall pay Service Fees for all such BD Services during such Additional BD Extension period at the rate for the BD Services that is set forth in the TSA Service Schedule (for the avoidance of doubt, without additional mark-up, regardless of whether the Optional Extension Period had otherwise been invoked prior to the exercising of such Additional BD Extension). During the Initial Term, Purchaser shall use reasonable best efforts to identify and implement a commercially reasonable alternative to the provision of the Supervision-Based BD Services by Service Provider under this Agreement, provided that, for clarity, the foregoing shall not require Purchaser or any of its Affiliates to acquire a broker-dealer or obtain a broker-dealer license. For the avoidance of doubt, the Additional BD Extension shall have no independent effect on whether the Conversion has occurred, and the occurrence of the Conversion and Service Provider’s obligation to provide Post-Conversion

Services shall be determined independently of whether the Additional BD Extension has occurred and the BD Services are continuing.

3.2.4    Early Termination. Unless otherwise agreed by the Parties through the Transition Committee, the Receiving Party shall not have the right to terminate any Pre-Conversion Service (or a portion thereof), unless the proposed termination of such Pre-Conversion Service (or a portion thereof), individually reduces the cost to the Service Provider to provide such Pre-Conversion Service (or a portion thereof) by at least [                            ], or if in connection with related terminations with substantially the same Termination Date all such proposed terminations reduce the cost to Service Provider by at least [                            ]. In the event either such thresholds is met, the Transition Committee shall meet to discuss and agree to an appropriate reduction in the Service Fee associated therewith. The Parties acknowledge and agree that it shall be the dual goal of the Transition Committee, in considering any such reduction, to maximize the reduction in Service Fees and avoid stranded costs to the Service Provider, and the Transition Committee shall take into account the factors equitable to such reductions, including without limitation the reduction in costs to be incurred by the Service Provider in providing such Pre-Conversion Service (and personnel required therewith), but also any termination fees or other incremental or stranded costs that would be incurred by the Service Provider due to such terminations, including incremental costs to the Service Provider incurred in connection with the migration of such terminated Pre-Conversion Service to an alternative third-party source or to the Receiving Party, including related to set-up, security, connectivity, compliance and other such similar costs. Subject to the above thresholds and criteria, if the Receiving Party wishes to terminate a Pre-Conversion Service (or a portion thereof) on a date that is earlier than the end of the Term, the Receiving Party shall notify the Service Provider in writing of the proposed date on which such Service (or portion thereof) shall terminate (the “Termination Date”), at least thirty (30) days prior to the Termination Date. If the Receiving Party provides the Service Provider with notice terminating or reducing a Pre-Conversion Service, the Service Provider shall as soon as reasonably practicable after receiving such notice advise the Receiving Party in writing (the “Termination Notice”) if such termination or reduction will require the termination or partial termination of any other Pre-Conversion Service(s), or otherwise affects the provision of any other Pre-Conversion Services, and the applicable reduction of costs to the Service Provider to provide such Pre-Conversion Service(s) (or portion thereof). Unless the Receiving Party, within ten (10) Business Days of receiving such notice, notifies the Service Provider of the withdrawal of its termination notice, such termination shall be final and shall be deemed to include the originally specified Services as well as the other Services described by the Service Provider. Except as set forth above, no such termination of any Service will in any way affect the Service Provider’s obligation to provide or make available any other Service provided or required pursuant to this Agreement or the Receiving Party’s obligation to pay for the same, all in accordance with the terms of this Agreement, provided, that, solely to the extent a Termination Notice expressly states that, and specifically describes the precise manner in which, the termination of a Pre-Conversion Service will affect the Service Standard of a Pre-Conversion Service that is continuing without being terminated, then, if the Receiving Party still elects to terminate such first Pre-Conversion Service, such new Service Standard shall apply to such continuing Pre-Conversion Service. Effective on the Termination Date, such Service (or portion thereof) shall be discontinued and thereafter, this Agreement shall be of no further force and effect with respect to such Service (or portion thereof) except as to obligations accrued prior to the Termination Date. The Receiving Party acknowledges and agrees that (a) Pre-Conversion Services provided by third parties may be subject to term-limited licenses or contracts between the Service Provider and applicable third parties (collectively, “Service Provider Third Party Contracts”), (b) the renewal periods under the Service Provider Third Party Contracts may be for fixed periods, and (c) the Service Provider may not have the right to renew certain Service Provider Third Party Contracts. The Service Provider represents, warrants, and covenants that Schedule 3.2.4 sets forth a complete list, as of the Closing Date, of all Service Provider Third Party Contracts, the current expiration date and applicable renewal terms (including any renewal fees) thereof. To the extent the term or any related renewal terms and conditions of any such Service Provider Third Party Contract is amended during the Term, the Service Provider shall reasonably promptly notify the Receiving Party and the Parties shall amend Schedule 3.2.4. The Service Provider shall provide as part of any Termination Notice, reasonably relevant details regarding the termination consequences of any such Service Provider Third Party Contract. In the event that the Service Provider complied with the foregoing scheduling obligations and so notified the Receiving Party, then, solely in connection with applicable Services provided during an Optional Extension Period, (i) the Receiving Party shall be required to pay the Service Provider the amount of any renewal fees or purchase commitments applicable to the relevant Scheduled Transition Service for the full renewal period specified in the applicable Service Provider Third Party Contract to the extent Service Provider or its Affiliates do not intend to otherwise renew such Service Provider Third Party Contract for purposes of its or their own businesses, regardless of whether the Term or the Service Provider’s provision of the relevant Scheduled Transition Service ends prior to the end of the Optional Extension Period and (ii) if the Service Provider is unable to renew any applicable Service Provider Third Party Contract, the Service Provider shall reasonably cooperate with the Receiving Party to provide alternative equivalent services to the impacted Scheduled Transition Service; provided that Receiving Party shall pay any additional costs associated with such alternative (including any costs payable to third party servicers), provided, that in case of each of clauses (i) and (ii), in the event ALIC Purchaser also relies for the provision of transition or other services under such Service Provider Third Party Contract from Service Provider or its Affiliates during any portion of any such Optional Extension Period requested by Receiving Party, any such renewal fees or purchase commitments, or the cost of any such alternative (to the extent used by both the Receiving Party and ALIC Purchaser), shall be allocated proportionally between Purchaser and ALIC Purchaser pro rata based on the percentage of the Receiving Party and ALIC Purchaser’s respective anticipated use or length of use of the applicable third-party service or resource for which such renewal fee, purchase commitment, or cost is incurred. Without limitation of the foregoing obligation regarding alternative services, for the avoidance of doubt, the Service Provider shall not be required to provide any Scheduled Transition Service during any Optional Extension Period to the extent it is unable to renew any applicable Service Provider Third Party Contract.

3.3    Post-Conversion Services. Following the Conversion Date, Service Provider shall provide the services described in Schedule 3.3 (the “Post-Conversion Service Schedule”) and such other consulting services as requested by to assist Purchaser for the appropriate amount of time following the end of the Conversion Date for Purchaser to prepare its financial reporting with respect to the quarter preceding the Conversion Date and the end of the Term (such services set forth on the Post-Conversion Service Schedule together with any such additional requested services, the “Post-Conversion Services”). During such period agreed in writing by the Parties in which Post-Conversion Services are to be provided, Purchaser shall reimburse Service Provider for its reasonable and documented out-of-pocket costs and expenses actually incurred in connection with the provision of Post-Conversion Services. The Post-Conversion Services

Schedule shall be updated from time-to-time, if applicable, by the Transition Committee, in order to effect the intent of this Section 3.3.

3.4    Return of Materials. Except as otherwise required by Applicable Law or as contemplated by Section 2.9, after a Service is terminated, each Party will return or destroy all materials and property owned by the other Party and materials and property of a proprietary nature involving a Party or its Affiliates relevant solely to the provision or receipt of that Service and no longer needed regarding the performance of other Services under this Agreement, and will do so (and will cause its Affiliates to do so) within thirty (30) days after the applicable termination; provided that a Party may retain copies in archival back-up tapes or similar storage or otherwise in accordance with the ordinary course of business or internal policies of such Party. For any materials or property retained pursuant to the immediately preceding proviso or pursuant to Applicable Law, the retaining Party shall treat such information and property in accordance with the terms of ARTICLE VIII herein.

ARTICLE IV

COMPENSATION AND PAYMENT ARRANGEMENTS FOR PROVIDED SERVICES

4.1      Compensation for Services.

4.1.1   Compensation Generally. In accordance with the payment terms set forth in Section 4.2, Purchaser agrees to timely pay Service Provider for each year during which the Pre-Conversion Services are performed an annual Service Fee of [                            ] and any associated Sales and Service Taxes. The Service Fees are based on an annual basis and will be invoiced on a monthly basis. Except as expressly set forth herein, neither Purchaser nor any Receiving Party shall be required to pay any other costs incurred by any Service Provider in providing the Pre-Conversion Services, including (i) any out-of-pocket costs, including license fees and payments to Subcontractors and under Service Provider Third-Party Contracts, (ii) any costs and expenses incurred by or on behalf of a Service Provider in connection with planning and preparation activities to make such Services available to Receiving Party, including changes that the Service Provider needs to make to its systems to facilitate the provision of such Services, and (iii) costs and expenses incurred by or on behalf of a Service Provider in connection with planning and executing the transition of such Services to Receiving Party or its third party service provider designee, including joint transition planning, data transformation, data extraction, final data transfer, and decommissioning or removal of any changes made to facilitate the provision of such Services.

4.1.2    Taxes.

(a)      All charges and fees to be paid under this Agreement are exclusive of any applicable sales, goods or services, excise, privilege, value added, lease, use, transfer, consumption or similar gross receipts based taxes (the “Sales and Service Taxes”) imposed on Services provided by the Service Provider. Such Sales and Service Taxes will be payable by Purchaser to the Service Provider in the manner set forth in Section 4.2 or as otherwise mutually agreed in writing by the Parties and under the terms of the Applicable Law which governs the relevant Sales and Service Tax, and the Service Provider shall be solely responsible for payment of all such Sales and Service Taxes to the applicable Governmental Entity. Notwithstanding the previous sentence, if the

Receiving Party is exempt from, or entitled to a reduction of, liability for such Sales and Service Taxes, the Receiving Party shall provide the Service Provider with a certificate (or other proof), which certificate or proof is reasonably acceptable to the Service Provider, evidencing an exemption from, or entitlement to a reduction of, liability for such Sales and Service Taxes. Purchaser’s obligation to pay Sales and Service Taxes under this Section 4.1.2 shall be subject to the receipt of a valid and customary invoice or other document under the terms of Applicable Law for each Sales and Service Tax. Purchaser shall be entitled to any refund of any Sales and Service Taxes and in the event that the Service Provider receives any such refund, the Service Provider shall surrender such refund to Purchaser (net of any taxes incurred by the Service Provider or any of its Affiliates in connection with the receipt of such refund). Each Party shall promptly notify the other Party of any deficiency claim or similar notice by a tax authority with respect to Sales and Service Taxes payable under this Agreement, and of any pending tax audit or other proceeding that could lead to the imposition of Sales and Service Taxes payable under this Agreement.

(b)    Each Party shall pay and be responsible for its own personal property taxes, taxes based on its own income, profits or assets and employment or other taxes required to be withheld in respect of its employees. Payments for Services or other amounts under this Agreement shall be made net of withholding taxes; provided, however, that if the Service Provider believes that a reduced rate of withholding applies or the Service Provider is exempt from withholding, Purchaser shall only be required to apply such reduced rate of withholding or not withhold if the Service Provider provides Purchaser with evidence reasonably satisfactory to Purchaser that a reduced rate of or no withholding is required. Satisfactory evidence for this purpose may include rulings from, or other correspondence with, tax authorities and tax opinions rendered by qualified persons reasonably satisfactory to Purchaser, to the extent reasonably requested by Purchaser. Without limiting the generality of the foregoing, the Service Provider shall provide Purchaser with executed originals of Internal Revenue Service Form W-9 certifying that the Service Provider is exempt from U.S. federal backup withholding tax, and any updates with respect thereto as appropriate. Purchaser shall timely remit to the applicable Governmental Entity any amounts withheld from the Service Provider. If Purchaser receives a refund from a Governmental Entity of taxes withheld from Service Provider and remitted to such Governmental Entity, Purchaser shall surrender such refund to the Service Provider (net of any taxes incurred by Purchaser or any of its Affiliates in connection with the receipt of such refund).

4.2     Payment Terms. Purchaser shall, by the first (1st) day of the month for each month during the Term, pay to the Service Provider all the flat Service Fees due for such one-month period by electronic funds transfer or other method satisfactory to the Parties. For any other amounts due under this Agreement, Service Provider shall invoice Purchaser by the fifteenth (15th) date of the month following the end of each month period during the Term in arrears for any such amounts owed in such one-month period. Each such monthly invoice shall list all such other charges in reasonable detail and with reasonable evidence. Purchaser shall pay all undisputed amounts so invoiced by electronic funds transfer or other method satisfactory to the Parties, within fifteen (15) days after the date of receipt of the monthly invoice. Should a Party dispute any portion of the amount due or require any adjustment to such amount, then such Party shall notify the other Party in writing of the nature and basis of the dispute or adjustment as soon as reasonably possible using, if necessary, the dispute resolution procedures set forth in Section 2.3. The Parties shall use their reasonable best efforts to resolve any such Dispute prior to the payment due date. All amounts required to be paid pursuant to this Agreement shall be paid and payable in U.S. dollars.

ARTICLE V

ACCESS

5.1     Pre-Closing Books and Records. During the Term, Service Provider shall, and shall cause its Affiliates to, and shall exercise commercially reasonable efforts to cause its Affiliates and Subcontractors to, retain all books and records relating to the Company Business with respect to any pre-Closing periods (the “Pre-Closing Books and Records”) in accordance with Applicable Law, their respective records retention policies and the terms and conditions of the Purchase Agreement; provided that Service Provider and its Affiliates shall have no obligation to maintain or retain any Pre-Closing Books and Records to the extent that electronic or paper copies or originals of such books and records have been delivered to Receiving Party at or prior to the end of the Term, including, without limitation, any Books and Records delivered pursuant to Section 5.9 of the Purchase Agreement. Following the end of the Term, Service Provider shall promptly transfer, at Service Provider’s expense, the Pre-Closing Books and Records, in a form reasonably agreed by the Parties, to Purchaser, except as required by Applicable Law and except to the extent that electronic or paper copies or originals of such Pre-Closing Books and Records have been delivered to Purchaser prior to the end of the Term, including, without limitation, any Books and Records delivered pursuant to Section 5.9 of the Purchase Agreement. For the avoidance of doubt, the obligations in this Section 5.1 are without limitation of any of the Seller Parties’ obligations under the Purchase Agreement with respect to Books and Records.

5.2     TSA Books and Records.

5.2.1    Maintenance of Records. Following the Closing Date, Service Provider shall prepare, and shall cause its Affiliates and Subcontractors to prepare, to maintain true and correct copies of all records, files and accounts relating to the Services or Company Business necessary for the operation of any Company or Company Business, material to the ongoing operation of any Company or Company Business or otherwise primarily relating to a Company or the Company Business and created as a part of the Services or during the Term (and, to the extent applicable to any costs to be allocated between Purchaser and ALIC Purchaser as set forth in this Agreement, relating to the services rendered and costs charged to ALIC Purchaser), excluding the Pre-Closing Books and Records (collectively, the “TSA Books and Records”) in the same manner and with the same care that the TSA Books and Records have been maintained during the Baseline Period and in conformance with Applicable Law. Following the end of the Term, Service Provider shall promptly transfer, at Service Provider’s expense, the TSA Books and Records, in a form reasonably agreed by the Parties except as required by Applicable Law or to the extent that electronic or paper copies or originals of such TSA Books and Records have been delivered to Receiving Party at or prior to the end of the Term.

5.2.2   Permitted Access. For a period of seven (7) years following end of the Term, the Service Provider shall: (i) allow Receiving Party, upon reasonable prior notice and during normal business hours and subject to the rules applicable to visitors at Service Provider’s offices generally, through its representatives, the right, at Receiving Party’s expense, to examine and make copies, at Receiving Party’s expense, of any TSA Books and Records which were retained by Service Provider or its Affiliates or Subcontractors pursuant to Applicable Law; and (ii) maintain any TSA Books and Records which were retained by Service Provider or its Affiliates or Subcontractors pursuant to Applicable Law for Receiving Party’s examination and copying for at least seven (7) years after end of the Term or longer if reasonably requested by Receiving Party or if Service Provider or its Affiliates are legally required to do so, after which Service Provider may destroy such records in its discretion, provided that Service Provider and its Affiliates shall have no obligation to maintain or retain any TSA Books and Records to the extent that electronic or paper copies or originals of such TSA Books and Records are delivered to Receiving Party; provided, further, that Service Provider shall not be obligated to provide access or information if doing so would violate Applicable Law or a Contract, agreement or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege, or expose Service Provider or any of its Affiliates to risk of liability for disclosure of sensitive or personal information; provided, however, that Service Provider shall, and shall cause its Affiliates to, use commercially reasonable efforts to enable access and information to be furnished or made available to Receiving Party without so jeopardizing Applicable Law, Contract, agreement, obligation of confidentiality or privilege, including by entering into a customary joint defense agreement or common interest agreement with Receiving Party to the extent such an agreement would preserve the applicable privilege or protection. Access to TSA Books and Records pursuant to this Section shall be at Receiving Party’s expense and shall not unreasonably interfere with the Service Provider’s or its Affiliates’ or any of their respective successor company’s business operations.

5.3      Access.

5.3.1    General Access. During the Term, subject to Applicable Law and Section 5.3.2 below and the terms and conditions of the Purchase Agreement, Receiving Party may from time to time reasonably request, and, subject to the conditions and limitations set forth on Schedule 5.3.1(i), Service Provider shall provide, at reasonable times during normal business hours, reasonable access for Receiving Party or its designee(s) (including Receiving Party’s auditors, third party administrators and other representatives) to examine any TSA Books and Records and to speak with employees of Service Provider or any Service Provider who are familiar with the Services (and, to the extent applicable to any costs to be allocated between Purchaser and ALIC Purchaser as set forth in this Agreement, the services rendered and costs charged to ALIC Purchaser), for any reasonable business purpose (including without limitation any audit, internal controls review and assessment). In addition, during the Term, Receiving Party and its designee(s) (including Receiving Party’s third party administrators) shall have the right to participate on a reasonable basis in the meetings of such Service Provider’s operating management committees that are set forth on Schedule 5.3.1(ii) as and to the extent that the same relate to the administration of the Company Business and matters related thereto. Such access shall include the right of Receiving Party, at Receiving Party’s sole expense, to make and retain copies of any such TSA Books and Records as Receiving Party reasonably deems necessary. Receiving Party shall give Service Provider reasonable prior notice of the request for such access and shall comply with the provisions of Section 2.10. Following the end of the Term, Receiving Party may from time to time reasonably request, and Service Provider shall provide, at reasonable times during normal business hours, reasonable access for Receiving Party or its designee(s) (including Receiving Party’s auditors) to examine any TSA Books and Records that have not been transferred to Receiving Party in accordance with the last sentence of Section 5.2.1. Additionally, Service Provider shall provide Receiving Party with the access rights described in Schedule 5.3.1(iii).

5.3.2    Limitations. Notwithstanding anything in this Agreement to the contrary, neither Party shall be required to provide the other Party with any information, reports, documents, data or access to any information, reports, documents, data, systems, Software, databases, office and storage space as regards, in each instance, its Intellectual property, Processes, procedures, and other Insurance Contract information utilized in providing services pursuant hereto or to another Transaction Agreement (whether prepared before, on or after the Closing Date), except to the extent (i) permitted by Applicable Law, (ii) as would be in conformity with the provisions and intent of the Purchase Agreement or any other Transaction Agreement, (iii) not prohibited by any Insurance Contract or other Contract to which the service provider is a party without violating any confidentiality provisions thereof or (iv) that it would not jeopardize the protection of an attorney-client privilege or other legal privilege and subject to the provisions regarding confidentiality and security of the Purchase Agreement and security and privacy provisions hereof or in the applicable Transaction Agreement; provided that the Parties shall use commercially reasonable efforts to enable information to be furnished or made available to the other Party without violating Applicable Law, any Insurance Contract or such other Contract or jeopardizing privilege or protection, including by entering into a customary joint defense agreement or common interest agreement to the extent such an agreement would preserve applicable privilege or protection.

5.3.3   Control Documentation. Service Provider shall provide to Purchaser and its Affiliates (a) access to Service Provider and its Affiliates’ Sarbanes-Oxley Act and Model Audit Rules control documentation and the results of any internal control testing performed by it with respect to the Services, and access to the books, records and employees of Service Provider and its Affiliates for purposes of independently performing tests of the Company Business’s documentation and controls with respect to the Services, each of the foregoing as reasonably requested by Purchaser or the Receiving Parties from time to time; and (b) prompt notice of significant deficiencies, material weaknesses or material omissions in internal controls identified in connection with such internal control testing related to the Services. Service Provider shall use its commercially reasonable efforts to remedy, as promptly as reasonably practicable, significant deficiencies, material weaknesses or material omissions in internal controls identified in connection with such internal control testing related to the Services, at Purchaser’s expense. Service Provider agrees that the subject of the Services will remain subject to its customary Sarbanes-Oxley Act and Model Audit Rules controls environment and standards.

5.4    Financial Statements. The Service Provider has devised and maintained systems of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of the financial reporting of the Service Provider and the preparation of financial statements for external purposes in accordance with SAP. To the knowledge of the Service Provider, there are no material weaknesses in the internal control over financial reporting of the Service Provider.

5.5      Reports.

5.5.1   Management Representation Letter. Commencing on the date hereof and with respect to all periods occurring during the Term, within twenty five (25) days after the end of each calendar quarter during the Term, Service Provider shall deliver to Purchaser a completed quarterly management representation letter signed by an authorized officer of Service Provider specified in Schedule 5.5.1 to Purchaser’s Chief Accounting Officer, in the form attached as

Schedule 5.5.1 hereto or in such other form as Purchaser may reasonably request on accounting, reporting, internal controls and disclosure issues relating to the Services in support of the management representation letter to be issued by Purchaser to its independent accountants. For the avoidance of doubt, such reporting obligation shall survive the expiration or termination of the Term, after which Service Provider shall deliver such letter with respect to the final quarter in which such termination or expiration occurs.

5.5.2    SOC Reports. As soon as reasonably practicable following receipt, the Service Provider shall furnish the Purchaser with any Service Organization Control (SOC) 1 Type II Report (or substantially similar report in the event the SOC 1 Type II Report is no longer industry standard) that the Service Provider receives from its Subcontractors (for as long as this Agreement is in effect), whether in computerized or paper form, covering such Subcontractor’s business operations, account reconciliation practices, information technology applications and information technology architecture as they relate to this Agreement (each, a “SOC Report”). The Service Provider anticipates that, for Subcontractors that provide a SOC Report to the Service Provider, it will receive annual SOC Reports from such Subcontractors and that such SOC Reports will be prepared by one of the nationally recognized accounting firms, and Service Provider shall use its commercially reasonable efforts to enforce any rights Service Provider has to receive any such SOC Reports from such Subcontractors. The Service Provider shall provide to Purchaser and the Receiving Parties such other publicly available financial information concerning the Service Provider and its Subcontractors as may be reasonably requested by Purchaser or the Receiving Parties. The Service Provider shall use its commercially reasonable efforts, or shall cause its applicable Subcontractors to use their respective commercially reasonable efforts, to remedy as promptly as practicable any significant deficiencies, material weaknesses or material omissions in internal controls, each at the Service Provider’s or its Subcontractor’s expense, as the case may be.

ARTICLE VI

INDEMNIFICATION

6.1     Indemnification by Service Provider. Service Provider shall indemnify and hold harmless Purchaser and each of its Affiliates (each, a “Purchaser Indemnitee”), from any and all Indemnifiable Losses to the extent relating to or arising out of Third Party Claims relating to, resulting from or arising out of: (a) willful misconduct, fraud, theft or embezzlement or gross negligence by or on behalf of Service Provider or any of its Affiliates in providing any of the Services that Service Provider is obligated to provide hereunder; (b) breach, either intentional or unintentional, by Service Provider of the covenants and agreements of Service Provider in this Agreement, including any breach or non-fulfillment of a covenant or agreement by a Service Provider or other Affiliate of Service Provider; (c) any claim that the performance of Services, or any Receiving Party’s use or receipt of Services or exercise of rights granted to such Receiving Party infringes a third party’s Intellectual Property rights; (d) any Security Breach that is not caused by an act or any negligence of, or breach of this Agreement by, the Purchaser or any of its Representatives; and (e) any acts of ALIC Purchaser or breaches by ALIC Purchaser of ALIC Purchaser’s contractual obligations in connection with the ALIC Transaction; provided, in each case of this Section 6.1, that Service Provider shall have no obligation to indemnify Purchaser Indemnitees to the extent such Indemnifiable Losses result from (i) any Purchaser breach of the Agreement; (ii) the gross negligence or willful misconduct of Purchaser or any of its Affiliates; or

(iii) any claim for which any Service Provider Indemnitee is entitled to indemnification under Section 6.2 herein.

6.2    Indemnification by Purchaser. Purchaser shall indemnify and hold harmless Service Provider and each of its Affiliates (each, a “Service Provider Indemnitee”) from any and all Indemnifiable Losses to the extent relating to or arising out of Third Party Claims relating to, resulting from or arising out of: (a) willful misconduct, fraud, theft or embezzlement or gross negligence by or on behalf of Purchaser or any of its Affiliates, in receiving any of the Services; (b) breach, either intentional or unintentional, of Purchaser of the covenants and agreements of Purchaser in this Agreement, including any breach or non-fulfillment of a covenant or agreement by a Receiving Party and (c) any Security Breach that is caused by an act or any negligence of, or breach of this Agreement by, the Purchaser or any of its Representatives; provided, in each case of this Section 6.2, that Purchaser shall have no obligation to indemnify Service Provider Indemnitees to the extent such Indemnifiable Losses result from (i) any Service Provider breach of the Agreement; (ii) the gross negligence or willful misconduct of Service Provider or any of its Affiliates; (iii) any claim for which any Purchaser Indemnitee is entitled to indemnification under Section 6.1 herein; or (iv) any act of ALIC Purchaser or breach by ALIC Purchaser of ALIC Purchaser’s contractual obligations in connection with the ALIC Transaction.

6.3    Indemnification Procedures. The limitations, procedures and qualifications set forth in Article X of the Purchase Agreement shall apply to Indemnifiable Losses indemnified under Sections 6.1 or 6.2 herein. Remedies in this Agreement shall not be cumulative with any duplicative remedy in the Purchase Agreement.

6.4   Exclusions. The indemnification obligations set forth in Section 6.1 shall not apply to a Party’s indemnification obligations arising from claims for infringement of a third party’s Intellectual Property rights arising from: (a) combination by the Receiving Party of materials provided or made available by the Service Provider with Software or hardware not provided by the Service Provider, (b) unauthorized uses of or modifications to any materials by the Receiving Party provided by the Service Provider not authorized or directed by the Service Provider, or (c) modifications to the Services made to the Receiving Party’s written specifications or instructions, in each case, if the claim would not have arisen but for such modification.

6.5    Exclusive Remedy. Each Party acknowledges and agrees that, following the Closing Date, other than (a) in the case of fraud, gross negligence or willful misconduct, (b) as expressly set forth herein and (c) with respect to equitable relief available hereunder, including Section 2.3.2, the indemnification provisions of this ARTICLE VI shall be the sole and exclusive remedy of such Party for any Third Party Claims arising from or related to this Agreement.

ARTICLE VII

REMEDIES; LIMITATION OF LIABILITY AND SURVIVAL

7.1    Financial Remedies Upon Material Breach. In the event of material breach of any provision of this Agreement by a Party, the non-defaulting Party shall give the defaulting Party written notice thereof, and:

7.1.1    If a breach arises from a Party’s non-payment of an amount that is not in dispute, such Party shall cure the breach within fifteen (15) Business Days after receipt of written notice of such non-payment. If such Party does not cure such breach prior to the end of such fifteen (15) day period, then such Party shall pay the other Party the undisputed amount plus an amount of interest equal to five percent (5%) per annum. The Parties agree that this rate of interest constitutes reasonable liquidated damages and is not an unenforceable penalty.

7.1.2    If such breach is for any other material failure to perform in accordance with this Agreement, the defaulting Party shall cure such breach within thirty (30) calendar days of the date of such notice. The defaulting Party shall remain liable for any damages relating to such breach, subject to the limits set forth in Section 7.1.4.

7.1.3    In the case of any such breach by the Service Provider that is not cured in accordance with Sections 7.1.1 and 7.1.2 above, Purchaser shall also have the right to terminate the Service(s) to which such breach relates, upon written notice thereof to the Service Provider.

7.1.4     Limitation of Liability. NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR ANY PUNITIVE, EXEMPLARY OR OTHER SPECIAL DAMAGES, OR ANY INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES ARE BASED IN CONTRACT, BREACH OF WARRANTY, TORT, NEGLIGENCE OR ANY OTHER THEORY, EXCEPT (A) TO THE EXTENT AWARDED BY A COURT OF COMPETENT JURISDICTION OR PAID IN AN AGREED UPON SETTLEMENT (IN COMPLIANCE WITH THE INDEMNIFICATION PROCEDURES IN SECTION 5.3) TO A THIRD PARTY IN CONNECTION WITH A THIRD PARTY CLAIM THAT IS INDEMNIFIED PURSUANT TO ARTICLE VI; (B) FOR CLAIMS BASED ON A BREACH OF ARTICLE VIII HEREUNDER; (C) WITH RESPECT TO PURCHASER’S OR ITS AFFILIATES’ LOSS OF FUTURE REVENUE, INCOME OR PROFITS, OR ANY DIMINUTION OF VALUE, ARISING FROM SERVICE PROVIDER’S OR ANY OF ITS AFFILIATES’ BREACH OF THIS AGREEMENT; OR (D) FOR CLAIMS BASED ON A PARTY’S INTENTIONAL BREACH OF THIS AGREEMENT, GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT.

7.2    Remedies for Acts of ALIC Purchaser. For the avoidance of doubt, solely for purposes of this Agreement and as between Service Provider and Purchaser, any liabilities or obligations of ALIC Purchaser set forth in this Agreement shall be deemed to be liabilities or obligations of Service Provider, and Service Provider shall, as between the Parties, be responsible for all amounts owed or allocable or contributable by ALIC Purchaser under this Agreement; provided that Service Provider retains all rights and claims to recovery relating any such liabilities or amounts as against ALIC Purchaser.

7.3     No Liability for Inherited Issues. Notwithstanding anything in this Agreement, Service Provider and its Affiliates shall not have a claim against Purchaser or any Receiving Party under this Agreement (including any termination right) for, and solely to the extent, any damages, losses, or Liabilities arise out of any defects, circumstances, or characteristics that existed as of or prior to the Closing Date with respect to the Company Business; provided that this provision shall not supersede, alter or otherwise change or modify in any way any of the provisions of, or claims related to, the Purchase Agreement.

7.3.1   Survival Upon Expiration or Termination. The provisions of Sections 2.3, 3.3, and 3.4 and ARTICLE IV, ARTICLE VI, ARTICLE VII, ARTICLE VIII, and ARTICLE XI, shall survive the termination or expiration of this Agreement unless otherwise agreed to in writing by both Parties. Further, with respect to the period during which any Post-Conversion Services are provided in accordance with the terms herein, all provisions herein related to the provision of Services shall survive for such period solely with respect to such Post-Conversion Services.

ARTICLE VIII

CONFIDENTIALITY

8.1    Confidential Information. Each Party (including any Receiving Party) covenants that it will (a) accord the Confidential Information of the other Party the same degree of confidential treatment that it accords its similar proprietary and confidential information, (b) not use such Confidential Information for any purpose other than those stated in this Agreement and (c) not disclose such Confidential Information to any Person unless disclosure to such Person is made in the ordinary course of such Party’s conduct of its business and is subject to protections comparable to those such Party would apply in connection with a comparable disclosure of its own Confidential Information. Purchaser shall ensure that all Receiving Parties comply with the requirements and obligations of this ARTICLE VIII, and shall be responsible for any breach of this ARTICLE VIII by any Receiving Party. Service Provider shall ensure that all its personnel and Subcontractors comply with the requirements and obligations of this ARTICLE VIII, and shall be responsible for any breach of this ARTICLE VIII by any Service Provider or Subcontractor. Notwithstanding any other provision of this Agreement, a Party may disclose Confidential Information of the other Party, without liability for such disclosure, to the extent the disclosing Party demonstrates that such disclosure is (i) required by Applicable Law, stock exchange rules or any Governmental Entity, in which case the Party required to make such disclosure shall, if legally permissible and reasonably practical, allow the other Party a reasonable opportunity to comment on such disclosure in advance of such disclosure, (ii) to auditors or ratings agencies; provided, that advance written notice of such disclosure is provided to the other Party prior to such disclosure and such auditors or ratings agencies are made aware of the provisions of this ARTICLE VIII, (iii) to an advisor for the purpose of advising in connection with the transactions contemplated by the Purchase Agreement and the other Transaction Agreements; provided, that such advisor is made aware of the provisions of this ARTICLE VIII and agrees to be bound thereby or is bound by comparable obligations, (iv) to the extent that the information has been made public by, or with the prior consent of, the other Party and (v) in connection with any Action or in any dispute with respect to this Agreement or any other Transaction Agreement; provided, further, that if either Party or any of their respective Affiliates becomes legally compelled by Applicable Law, stock exchange rules, or any Governmental Entity, including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process, to disclose such Confidential Information, such Party shall provide the other Party with prompt written notice of such requirement prior to such disclosure if legally permissible and reasonably practical and, to the extent reasonably practicable, cooperate with such other Party and its Affiliates, at such other Party’s expense, to obtain a protective order or similar remedy to cause such information not to be disclosed. In the event that such protective order or other similar remedy is not obtained, the Party compelled to disclose any Confidential Information shall furnish only that portion of such Confidential Information that has been legally compelled, and shall exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Notwithstanding the foregoing, nothing in this Section 8.1 shall restrict or prohibit Purchaser from communicating with its and its Affiliates’ respective direct or indirect current investors concerning the terms of this Agreement, the other Transaction Agreements or the transactions contemplated hereby and thereby.

8.2     Unauthorized Acts. Each Party shall (a) notify the other Party promptly of any unauthorized possession, use, or knowledge of any Confidential Information of the other Party received under this Agreement by any Person that shall become known to it (collectively, “Unauthorized Access”), (b) promptly furnish to the other Party full details of any Unauthorized Access and use reasonable efforts to assist the other Party in investigating or preventing the reoccurrence of any Unauthorized Access, (c) cooperate with the other Party in any litigation and investigation against third parties deemed reasonably necessary by such Party to protect its proprietary rights, and (d) use commercially reasonable efforts to prevent a recurrence of any such Unauthorized Access. To the extent that a Receiving Party inadvertently obtains access to any Confidential Information of the Service Provider to which it was otherwise not intended to have access, if the Receiving Party has knowledge of such access, the Receiving Party shall as soon as reasonably practicable notify the Service Provider and shall as soon as reasonably practicable destroy any such Confidential Information and instruct its employees not use or otherwise act on such Confidential Information.

ARTICLE IX

SYSTEM ACCESS

If the Service Provider or the Receiving Party are at any time given access (each in such capacity, a “Guest User”) to the other’s computer system(s), Software or data processing systems (collectively, “Systems”) in connection with the performance of this Agreement, such Guest User shall comply with the other party’s (each in such capacity, a “Host”) Systems security policies, procedures and requirements which the Host makes available to the Guest User in writing from time to time within a reasonable period following such receipt. Such Guest User shall be responsible for the compliance of any of its officers, agents, contractors or employees that are given access. Each Party acknowledges and agrees, on behalf of itself and its Representatives, that it shall not access, or attempt to access, any of the other Party’s or its Affiliates’ Systems without the prior written consent of the other Party; provided, that to the extent such access is reasonably necessary for the performance of such Party’s obligations or receipt of the Services, such consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall limit access to the other Party’s and its Affiliates’ Systems to those Representatives with a need to have such access in connection with the performance of its obligations or receipt of Services, and any such access shall only be for purposes directly related to the performance of its obligations or receipt of the Services. Each Party agrees not to, and to cause its Representatives not to, access or manipulate the other Party’s and/or any of its Affiliates’ data without the other Party’s written permission, except as required to perform its obligations or receive the benefits, as applicable, under this Agreement or as agreed between the Parties in advance in writing.

ARTICLE X

DISCLAIMER OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Except for the representations, warranties and covenants expressly made in this Agreement, each Party has not made and does not hereby make any express or implied representations, warranties or covenants, statutory or otherwise, of any nature, including with respect to the warranties of merchantability, quality, quantity, suitability or fitness for a particular purpose or the results obtained by the Services. All other representations, warranties, and covenants, express or implied, statutory, common law or otherwise, of any nature, including with respect to the warranties of merchantability, quality, quantity, suitability or fitness for a particular purpose or the results obtained by the Services are hereby disclaimed by the Service Provider.

ARTICLE XI

MISCELLANEOUS

11.1    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  if to Service Provider, to:

Allstate Insurance Company

2775 Sanders Road

Northbrook, IL 60062

Attention: TSA Operations Team

Email address: Tom.McDonnell@allstate.com

                          Sam.Houk@allstate.com

  with a concurrent copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: John M. Schwolsky

                 Eugene L. Chang

Facsimile: 212 728 8232

Email address: jschwolsky@willkie.com

                         echang@willkie.com

If to Purchaser, to:

Allstate Life Insurance Company of New York

20 Glover Avenue

4th Floor

Norwalk, CT 06850

Attention: Senior Vice President, Chief Operating Officer

Facsimile: (203) 762-4672

Email address: etreglia@wiltonre.com

  With a concurrent copy (which shall not constitute notice) to:

Allstate Life Insurance Company of New York

20 Glover Avenue

4th Floor

Norwalk, CT 06850

Attention: VP, Business Development, Lead Transaction Counsel

Facsimile: 203-762-4670

Email address: smoser@wiltonre.com

  With an additional concurrent copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:        Rajab S. Abbassi, P.C.

                         David L. Perechocky

Email address: rajab.abbassi@kirkland.com

                         david.perechocky@kirkland.com

11.2   Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. This Agreement has been fully negotiated by the Parties and shall not be construed by any Governmental Entity against either Party by virtue of the fact that such Party was the drafting Party.

11.3   Entire Agreement; Third-Party Beneficiaries. This Agreement (including all Exhibits and Schedules hereto), the Purchase Agreement and the other Transaction Agreements constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof. Except as set forth in Article V with respect to Purchaser Indemnitees and Service Provider Indemnitees, this Agreement is not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies.

11.4   Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

11.5   Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise (other than by operation of law in a merger or scheme of arrangement), by either Party without the prior written consent of the other Party, and any such assignment that is not consented to shall be null and void; provided that Purchaser may assign any or all of its rights and obligations hereunder to one or more of its Affiliates; provided, further, that no such assignment will relieve Purchaser of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

11.6    Jurisdiction; Enforcement.

11.6.1  Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the United States or any state court, which in either case is located in the City of New York (each, a “New York Court”) for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such Action each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such New York Court, that such Action is not subject to the jurisdiction of any such New York Court, that such Action is brought in an inconvenient forum or that the venue of such Action is improper; provided, that nothing set forth in this sentence shall prohibit any of the parties hereto from removing any matter from one New York Court to another New York Court. Each of the Parties also agrees that any final and unappealable judgment against a Party in connection with any Action will be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment will be conclusive evidence of the fact and amount of such award or judgment. Any process or other paper to be served in connection with any Action under this Agreement shall, if delivered or sent in accordance with Section 11.1 of this Agreement, constitute good, proper and sufficient service thereof.

11.6.2  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

11.7    Severability; Amendment; Modification; Waiver.

11.7.1  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under Applicable Law, but, if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

11.7.2  Except as otherwise contemplated by this Agreement, this Agreement may be amended or a provision hereof waived only by a written instrument signed by each of Service Provider and Purchaser in the case of an amendment or, in the case of a waiver, by the Party entitled to make such waiver.

11.7.3  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

11.8    No Offset. No Party may offset any amount due to the other Party or any of such other Party’s Affiliates against any amount owed or alleged to be owed from such other Party or its Affiliates under this Agreement or any other Transaction Agreement without the written consent of such other Party.

11.9     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party. Each Party may deliver its signed counterpart of this Agreement to the other Party by means of electronic mail or any other electronic medium utilizing image scan technology, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

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IN WITNESS WHEREOF, the Parties, acting through their authorized officers, have caused this Agreement to be duly executed and delivered as of the date first above written.

ALLSTATE INSURANCE COMPANY

By:	/s/ Mario Rizzo
Name: Mario Rizzo
Title: Executive Vice President and Chief Financial Officer

IN WITNESS WHEREOF, the Parties, acting through their authorized officers, have caused this Agreement to be duly executed and delivered as of the date first above written.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

By:	/s Scott Sheefel
	Name:	Scott Sheefel
Title: President

WILTON REASSURANCE COMPANY

By:	/s/ Dmitri Ponomarev
	Name:	Dmitri Ponomarev
Title: Vice Chairman